March 25, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention:	Mr. Abe Friedman Mr. Doug Jones

Washington, D.C. 20549-4561

Re:         Casey’s General Stores, Inc.

Form 10-K for Fiscal Year Ended April 30, 2023

Filed June 23, 2023

File No. 001-34700

Dear Mr. Friedman and Mr. Jones,

Casey’s General Stores, Inc., an Iowa corporation (the “Company,” “Casey’s,” “we” or “us”), responds below to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2023 (the “Form 10-K”) filed on June 23, 2023 (File No. 001-34700), contained in your comment letter dated February 26, 2024 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended April 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Fiscal 2023 Compared with Fiscal 2022, page 21

1.             Where you identify multiple factors which contributed to material changes in your period over period results, please expand your disclosures to quantify the individual impact of each factor. As an example, your non-fuel revenues were impacted by operating more stores than a year ago, strategic retail price adjustments, and strong or increased sales without providing quantification of the individual factors cited to allow users to understand the magnitude and relative impact of each factor. Additionally, to the extent you can quantify the impact inflation has had on your pricing and cost of goods sold, please revise to provide such quantification. Refer to Item 303 of Regulation S-K and section III.D of Release No. 33-6835.

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has referred to Item 303 of Regulation S-K and section III.D of Release No. 33-6835. The Company will enhance our disclosures with respect to our non-fuel revenues (reported as grocery and general merchandise and prepared food and dispensed beverage) in future filings in “Management's Discussion and Analysis of Financial Condition and Results of Operations”, as appropriate, to quantify the impact of primary drivers when multiple factors contribute to material changes in our period over periods results. The Company’s disclosure will be consistent with the example presented below, which includes additions to the original disclosure included in the Form 10-K that was reviewed by the Staff (numbers below are presented in thousands):

Total revenue for fiscal 2023 increased by $2,141,881 (16.5%) since the prior fiscal year. Retail fuel sales for the fiscal year were $10,027,310, an increase of 20.6% primarily due to a 16.5% increase in the average price of fuel. Fuel gallons sold increased 3.6% to 2.7 billion gallons, which increased fuel revenue by an additional $349,451. Grocery and general merchandise revenue increased by $304,520 (9.7%), due to an increase in same-store sales of 6.3% and an increase of 3.4% due to operating 69 more stores than a year ago. The increase in same-store sales was driven by strong sales of packaged beverages, snacks, and candy due to strategic retail price adjustments in response to increased costs. Prepared food and dispensed beverage revenue increased by $118,460 (9.8%), due to an increase in same-store sales of 7.1% and an increase of 2.7% due to operating 69 more stores than a year ago. The increase in same- store sales was driven by strong sales of pizza slices, whole pies, and donuts due to strategic retail price adjustments in response to increased costs.

In response to the Staff’s comment on inflation, the Company will enhance our disclosures in future filings, if the impact from inflation on our pricing and cost of goods sold materially contributes to period over period changes of revenue and revenue less cost of goods sold (excluding depreciation and amortization). In the revised example above, the Company has quantified the impact inflation had on pricing. If applicable, the Company’s disclosure on revenue less cost of goods sold (excluding depreciation and amortization) will be consistent with the example presented below, which includes additions to the original disclosure included in the Form 10-K that was reviewed by the Staff:

Total revenue less cost of goods sold (excluding depreciation and amortization) was 20.4% for fiscal 2023 compared with 21.3% for the prior year. Fuel cents per gallon increased to 40.2 cents in fiscal 2023 from 36.0 cents in fiscal 2022. Grocery and general merchandise revenue less related cost of goods sold (excluding depreciation and amortization) increased to 33.6% from 32.7% during fiscal 2023 compared to fiscal 2022 primarily due to a mix shift to higher margin items like energy drinks, candy, and private label products. Grocery and general merchandise revenue less related cost of goods sold (excluding depreciation and amortization) was not materially impacted by inflation as the higher cost of goods sold was offset by strategic retail price adjustments. Prepared food and dispensed beverage revenue less related cost of goods sold (excluding depreciation and amortization) decreased to 56.6% from 59.2% during fiscal 2023 compared to the prior year, a decrease of 2.6%. This was primarily due to higher cheese costs (1%) and increased total waste (1%). The remainder of the decrease was primarily driven by higher costs on other ingredients, which were partially offset by retail price adjustments.

Liquidity and Capital Resources, page 25

2.               In your analysis of changes in reported operating cash flows you refer to the impact of deferred taxes. It appears deferred taxes are a noncash item that do not directly impact cash of operating activities. You also refer to the change in income tax balances as a factor for the increase in operating activities in 2023 compared to 2022. However, the supplemental disclosures of cash flows information reports cash paid for income taxes was a greater direct use of operating cash in 2023 compared to 2022 in contradiction to what the change in income tax balances indicates. Substituting this direct use of cash for income taxes paid for the indirect change in income tax balances appears to impact the overall analysis of material factors contributing to changes in operating activities between periods. Please note reference to reconciling items presented in the statement of cash flows in deriving reported operating cash flows for a period may not necessarily provide a sufficient basis to understand how actual operating cash was directly affected between periods. Refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance on the analysis of operating cash flows and incorporate it in your analysis as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment on the direct use of cash paid for income taxes in 2023 compared to 2022 as reported in the Form 10-K, and we have included a more detailed explanation below. For convenience of reference, cash paid for taxes increased by $40,833 in fiscal 2023, compared to fiscal 2022 as a result of the following:

●	The Company had lower accelerated tax depreciation on acquisitions and capital expenditures during the 2023 fiscal year compared to the 2022 fiscal year, which resulted in an increase in cash paid for taxes during the 2023 fiscal year. The impacts on the operating cash flow from changes in deferred income taxes decreased by $59,595, which generally approximated the impact on cash paid for taxes due to changes in accelerated tax depreciation.
●	Cash paid for taxes was also impacted by the timing of tax payments across fiscal years 2023 and 2022, due to applying a higher outstanding income tax receivable to reduce our estimated tax payments for fiscal 2023, compared to fiscal 2022. Impacts from changes in other income tax balances increased $56,368, which generally approximated the impacts from payment timing across the two fiscal years.
●	Cash paid for taxes was additionally impacted by an increase in federal and state income taxes on the consolidated statements of income of $39,889. Given the impacts from lower accelerated tax depreciation in 2023 were offset by impacts due to the timing of tax payments, the Company views the increase in federal and state income taxes as the primary driver of the increase in cash paid for taxes in 2023 of $40,833.

The Company acknowledges that the explanation above references changes in certain non-cash items, which had an indirect impact on cash paid for income taxes. The Company has reviewed and considered the referenced sections of Release No. 33-8350, and in response to the Staff’s comment, the Company will provide information in future filings regarding period over period variances in operating cash flows to the extent it is material to changes in our cash flow statement, with a focus on changes in the sources and uses of cash. The Company’s disclosure will be consistent with the example presented below, which includes additions to the original disclosure included in the Form 10-K that was reviewed by the Staff (numbers below are presented in thousands):

Net cash provided by operating activities was $881,951 for the year ended April 30, 2023, compared to $788,741 for the year ended April 30, 2022, an increase of $93,210. Our primary source of operating cash flows is from sales to guests at our stores. The primary uses of operating cash flows are payments to our team members and suppliers, as well as payments for taxes and interest. Cash flow from operations was favorably impacted by improved revenue less cost of goods sold (excluding depreciation and amortization) of $309,692, offset by an increase in operating expenses of approximately $158,469 and an increase in cash paid for taxes of approximately $40,833. The increase in cash paid for taxes was primarily the result of an increase in federal and state income taxes on the consolidated statements of income from fiscal 2022. Refer to “Fiscal 2023 Compared with Fiscal 2022” on page 21 for further details on the primary drivers for the changes in revenue, cost of goods sold, operating expenses, and federal and state income taxes. Cash flows from operations can also be impacted by variability in the timing of payments and receipts for certain assets and liabilities, such as wage related accruals, accounts payable, and receivables from credit card companies or our vendors. Operating cash flows in the prior year were favorably impacted by an initiative to better utilize available payment terms, which increased operating cash flows in the prior year by approximately $10,000.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me by phone at 515-381-5705 or by email at steve.bramlage@caseys.com. We look forward to working with you on these matters.

Sincerely,

/s/ Stephen P. Bramlage, Jr.
Name: Stephen P. Bramlage, Jr.
Title: Chief Financial Officer

cc:         Katrina Lindsey, Chief Legal Officer